Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

CLARIFICATION ANNOUNCEMENT

Reference is made to the notice of annual general meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) dated 26 April 2019 (the “Notice of 2018 AGM”). Capitalised terms used herein shall have the same meanings as those defined in the Notice of 2018 AGM unless otherwise specified.

The Board would like to clarify the book closure arrangement for the AGM as follows:

For the purpose of determining the list of holders of H shares that are entitled to attend the AGM, the registers of members of the Company’s H shares will be closed from Tuesday, 14 May 2019 to Thursday, 13 June 2019 (both days inclusive), during which no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the AGM, all transfers, accompanied by the relevant share certificates, must be logged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 10 May 2019 (instead of Monday, 13 May 2019 as stated in the Notice of 2018 AGM). Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. Monday, 13 May 2019, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

Save as disclosed in this announcement, all information set out in the Notice of 2018 AGM remains unchanged.

By Order of the Board of
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC

6 May 2019

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Wu Yong

Hu Lingling

Luo Qing

Non-executive Directors

Guo Ji’an

Yu Zhiming

Chen Xiaomei

Independent Non-executive Directors

Chen Song Jia

Jianmin Wang

Yunting